

A Letter to the BK Community:
Steve Piersanti on Berrett-Koehler's Leadership Transition

April 2019

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Berrett–Koehler Publishers

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A Letter to the BK Community: Steve Piersanti on Berrett-Koehler's Leadership Transition
Posted by Steve Piersanti - 19 February, 2019

Dear Berrett-Koehler Community Member,

Previously **I announced** that by mid-2019, I would be stepping down as Chief Executive Officer (CEO), President, Publisher, and Chief Financial Officer (CFO) of Berrett-Koehler Publishers ("BK"). I am now happy to announce that ***we have selected David Marshall to be BK's new CEO and CFO***, and ***we have selected Johanna Vondeling to be BK's new President and Publisher.*** Our press release announcing this leadership change is ***here***.

David has served for many years as BK's Vice President for Editorial and Digital, and Johanna has served for many years as BK's Vice President for International Sales and Business Development. Together they have more than 25 years of extensive and deep expertise in many dimensions of BK's business, values, and culture. It is clear that the aspects of BK that make our company and community so distinctive and successful—which we often call "**the BK Way**"—will be in great hands with David's and Johanna's leadership.

David and Johanna will start in their new roles on May 1, 2019. We are currently in a transition period in which they are preparing for their new roles and I am seeking to pass on everything I can pass on to them that might be of value. So it would be timely now to congratulate them—which I encourage you to do—but too early to bring matters to them that would normally go to me. Please note that we are creating plans for interactive sessions (by video conference as well as in person) where BK community members will be able to meet David and Johanna, pose questions, and offer advice.

I am also excited about the change in my BK role. I will give up my managerial role but I will continue to work full-time at BK in my original and greatest publishing love: serving as an editor. I have been an acquiring editor continuously for 37 years—since 1992 when I founded the business and management publishing program at Jossey-Bass Publishers—and am one of the most experienced editors in the country. Although I subsequently served as CEO of Jossey-Bass, as founder of Berrett-Koehler Publishers, and as BK leader for 27+ years, what I have always most enjoyed doing—and what I felt I was best at—was working with authors to help them shape and articulate their messages to make a bigger difference in the world.

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dmarshall@bkpub.com

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